UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Tilman J. Fertitta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,326,033
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,326,033
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,033
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of McCormick & Schmick’s Seafood Restaurants, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the Company’s principal executive office is 720 SW Washington Street, Ste. 550, Portland, Oregon 97205.

ITEM 2.	IDENTITY AND BACKGROUND

	(a)	Name Tilman J. Fertitta

	(b)	Business Address 1510 West Loop South, Houston, Texas, 77027

(c)

Employment and Employer

Mr. Fertitta is the Chairman, President and Chief Executive Officer of Landry’s Restaurants, Inc. which has its principal executive office at 1510 West Loop South, Houston, Texas, 77027

(d)–(e)

Criminal and Civil Proceedings

During the last five years, Mr. Fertitta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Fertitta has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations, of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Citizenship United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,326,033 shares of Common Stock acquired by Mr. Fertitta is approximately $3,404,928.36, excluding brokerage commissions. Such shares were acquired with his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Fertitta acquired the shares of Common Stock reported herein for investment purposes. He will continuously evaluate his ownership of the Common Stock and the Company’s business and industry. Depending on market conditions and other factors that he may deem material to his investment decision, he may from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of the Common Stock now or hereafter acquired by him in open market or privately negotiated transactions. He currently does not have any plans or proposals with respect to any of the matters set forth in Paragraphs (a)-(j) of Item 4 of Schedule 13D, though, he reserves the right to subsequently devise or implement plans or proposals that relate to, or would result in any of such matters.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Mr. Fertitta is the direct beneficial owner of 1,326,033 shares of Common Stock, representing in the aggregate approximately 9.0% of the shares of Common Stock outstanding based on 14,721,047 shares of common stock outstanding as of September 26, 2008 as reported in the Company’s third quarter Form 10-Q filed with the Securities and Exchange Commission.

(b) NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

Mr. Fertitta has the sole power to vote all 1,326,033 shares of Common Stock.

(c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS:

Schedule A annexed hereto lists all transactions in securities of the Company that were effected during the past 60 days. All such transactions were effected in the open market.

(d) N/A

(e) N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 12, 2009
(Date)

/s/Tilman J. Fertitta
Tilman J. Fertitta

SCHEDULE A

Transactions in the Securities of the Company

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase
Common Stock	1,505	3.114	1/15/09

Common Stock	106,600	3.0991	1/16/09

Common Stock	100,000	3.0359	1/22/09

Common Stock	2,500	3.1	1/23/09

Common Stock	700,000	1.7476	3/5/09

Common Stock	25,000	1.80	3/6/09